June 7, 2005



Mr. James A. Seurer
Chief Financial Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue, P.O. Box 500
Volga , South Dakota 57071


	Re:	South Dakota Soybean Processor, LLC
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed April 15, 2005
      File No. 0-50253


Dear Mr. James Seurer:

      We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written
response to our comments.   Please be as detailed as necessary in
your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the year ended December 31, 2004


General

1. Please correct your file number to 0-50253 in your next filing under the 1934 Exchange Act.


Report of Independent Registered Public Accounting Firm, page F-2

2. We have noted your disclosure on Form 8-K dated January 18,
2005
relating to your change in auditor from Eide Bailly LLP. Based on your disclosure we note that Eide Bailly advised you that they believed certain services related to the preparation of your financial statements were in violation of Rule 2-01 of Regulation S-
X. Please clarify, in detail, the nature of these services and identify all periods for which Eide Bailly had performed such services. Demonstrate how Eide Bailly was able to appropriately review or audit financial reports in the periods for which these services were performed. We may have further comment.


Management`s Discussion and Analysis

      Results of Operations, page 12

3. We note your disclosures generally identifying soybean meal and soybean oil as your core business products which accounted for 60% and 37%, respectively, of sales for the year ended December 31, 2004.
We further note that your disclosures identify that you operate a soybean processing plant and a soybean oil refinery, and sell soybean meal and refined soybean oil to different types of customers. As such, it is unclear whether these products represent operating segments as defined in paragraph 10 of SFAS 131. Please describe to us the process used internally for monitoring the financial results of these different product groups. Please identify your chief operating decision (CODM) maker and provide to us the reports reviewed by your CODM to manage these operations and allocate resources. Tell us how you have considered these operations in relation to the definitions and disclosure requirements of SFAS 131.






Financial Statements

      Notes 5, Equity Investment in Minnesota Soybean Processors, page F-15

4. We note your disclosure regarding your investment in Minnesota Soybean Processors (MnSP) which you account for using the equity method. Given that the loss in MnSP appears to exceed the 20% threshold of your consolidated loss from continuing operations, before taxes, it is unclear why you have not included audited financial statements for MnSP for the year ended December 31, 2004 in your filing. Refer to Rule 3-09(a) of Regulation S-X. Please submit to us your significance calculation of MnSP and demonstrate why it is appropriate to exclude audited financial statements for MnSP for the year ended December 31, 2004, if that is your view.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jon Duersch at (202) 551-3719, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. James Seurer
South Dakota Processors LLP
June 7, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05